                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                                 SCHEDULE 13D

                  UNDER THE SECURITIES EXCHANGE ACT OF 1934

            Diamond Shamrock Offshore Partners Limited Partnership
- --------------------------------------------------------------------------------
                               (Name of Issuer)

                               Depositary Units
- --------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  25274410
                        ------------------------------
                                (CUSIP Number)


                             Gerald J. Schissler
                         Senior Vice President, Law
                          Burlington Resources Inc.
                         5051 Westheimer, Suite 1400
                             Houston, Texas 77056

- --------------------------------------------------------------------------------
 (Name, Address, and Telephone Number of Person Authorized to Receive Notices
                             and Communications)


                                April 26, 1994
                        ------------------------------
           (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement /x/. (A fee is not required only if the reporting person; (1) has a previous statement on file reporting beneficial ownership of more than five perscent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this coverage page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for subsequent amendment containing information which would alter disclosures provided in a prior coverage page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                 SCHEDULE 13D

CUSIP NO. 25274410



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      Meridian Offshore Company

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      AF


- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware, U.S.A.


- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
                                            64,163,885
          NUMBER OF

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY                        0

          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER
                                            64,163,885
          REPORTING

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH                            0


- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      64,163,885 Units


- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      87%


- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      CO


- --------------------------------------------------------------------------------



                              *SEE INSTRUCTIONS

                                 SCHEDULE 13D

CUSIP NO. 25274410



- --------------------------------------------------------------------------------
 1    NAME OF REPORTING PERSON
      Burlington Resources Inc.

- --------------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) /  /
                                                                        (b) /  /

- --------------------------------------------------------------------------------
 3    SEC USE ONLY



- --------------------------------------------------------------------------------
 4    SOURCE OF FUNDS*
      WC


- --------------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    /  /



- --------------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Deleware, USA


- --------------------------------------------------------------------------------
                               7     SOLE VOTING POWER
                                            64,163,885
          NUMBER OF

           SHARES              -------------------------------------------------
                               8     SHARED VOTING POWER
        BENEFICIALLY                        0

          OWNED BY
                               ------------------------------------------------
            EACH               9     SOLE DISPOSITIVE POWER
                                            64,163,885
          REPORTING

           PERSON              ------------------------------------------------
                               10    SHARED DISPOSITIVE POWER
            WITH                            0


- -------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      64,163,885 Units


- --------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            /  /



- --------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      87%


- --------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*
      HC


- --------------------------------------------------------------------------------



                               *SEE INSTRUCTIONS

         This Statement on Schedule 13D is filed by Meridian Offshore Company, a Delaware corporation (the "Company"), and Burlington Resources Inc., a Delaware corporation ("BR"), relating to the units of limited partnership interest (the "Units") of Diamond Shamrock Offshore Partners Limited Partnership, a Delaware limited partnership (the "Partnership"), represented by depositary receipts (the "Depositary Units").

Item 1.          Security and Issuer.

         The class of equity securities to which this Statement relates is the Depositary Units of the Partnership. The principal executive offices of the Partnership are located at the offices of the Company, as managing general partner of the Partnership, at 5051 Westheimer, Houston, Texas 77056.

Item 2.          Identity and Background.

         (a) - (c); (f) Each of BR and the Company is a Delaware corporation with its principal executive offices located at 5051 Westheimer, Houston, Texas 77056. The Company is a direct wholly owned subsidiary of Meridian Oil Inc. ("Meridian") and an indirect wholly owned subsidiary of BR, which was formed for the purposes of acquiring the .99% managing general partnership interest of Maxus Offshore Exploration Company ("Maxus Offshore") in the Partnership and 64,163,885 Units (the "Maxus Units") held by Maxus Exploration Company ("Maxus Exploration"), and effecting the merger described herein. BR is a holding
company whose principal operating subsidiary is Meridian.   Meridian is engaged
in (i) the exploration, development and production of oil and gas and (ii) related marketing activities which include aggregation and resale of third-party oil and gas, operating intrastate natural gas pipelines and holding interests in crude oil pipelines.

         For information with respect to the executive officers and directors of the Company and BR, see Schedule 1 hereto.

         (d) and (e) During the last 5 years, none of the Company, Meridian and BR nor, to the best knowledge of the Company and BR, any of the persons listed on Schedule 1 hereto (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining further violations of, or prohibiting actions subject to, federal or state securities laws or finding any violation of such laws.

Item 3.          Source and Amount of Funds or Other Consideration.

         The aggregate amount of funds needed by the Company to purchase the Maxus Units and to consummate the merger described herein is approximately $331 million. The Company obtained or will obtain all such funds through capital contributions or advances made by Meridian. Meridian obtained or will obtain all such funds from working capital.

Item 4.           Purpose of Transaction.

         On April 26, 1994, the Company acquired the .99% managing general partnership interest in the Partnership of Maxus Offshore and 64,163,885 Units held by Maxus Exploration, and Meridian Offshore Acquisition Company ("Acquisition"), an affiliate of the Company, acquired the .01% special general partnership interest in the Partnership of Maxus Energy Corporation (collectively with Maxus Offshore and Maxus Exploration, "Maxus"), for an aggregate purchase price of $291,088,000 or approximately $4.485 per Unit. As a result of this transaction, the Company became the managing general partner of the Partnership and Acquisition became the special general partner of the Partnership. On April 28, 1994, the Company and the Partnership entered into an agreement and plan of merger (the "Merger Agreement"), pursuant to which the Partnership will be merged with and into the Company (the "Merger"), and holders of Units at the effective time of the Merger (other than the Company and its affiliates) will receive $4.485 per Unit in cash, without interest, which is the same price paid to acquire the Maxus Units. Also on April 28, 1994, each of the Company and Acquisition executed a written consent approving the Merger. As a result of the execution of such consents, no vote or consent of any other Unit holder is required to effect the Merger.

         The purpose of the acquisition of Maxus' interests in the Partnership and the Merger is to acquire all of the outstanding Units, thereby acquiring the entire equity interest in the Partnership. As a result of the Merger, holders of Units (other than the Company and its affiliates) will cease to have any ownership interest in the Partnership, the Depositary Units will be delisted from the New York Stock Exchange and the Pacific Stock Exchange, and the registration of the Depositary Units under the Securities Exchange Act will be terminated.

         Unit holders of record on May 13, 1994 will receive the Partnership distribution of $.13 per Unit declared on April 25, 1994, which is payable on June 7, 1994.

         Except as described above, BR and the Company have no present plans or proposals that would related to or result in an acquisition or disposition of Units, any extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Partnership or any of its subsidiaries, a sale or transfer of a material amount of assets of the Partnership or any of its subsidiaries, any change in the Partnership's management, any material change in the present capitalization or dividend policy of the Partnership, any other material change in the Partnership's business or structure, any change in the Partnership's governing instruments or other actions which may impede the acquisition of control of the Partnership, or any action similar to those enumerated above.

         On April 27, 1994, a purported class action entitled Susser vs. Burlington Resources Inc., et al. (C.A. No. 13483) (the "Action") was filed in the Delaware Chancery Court. The complaint (which names as defendants BR, the Partnership, Maxus Energy Corporation, Maxus Offshore and three officers and directors of Maxus Offshore) alleges, among other things, (i) that the proposed purchase price to be paid to Unit holders does not represent the true value of the assets and future prospects underlying the limited partnership interests in the Partnership, but is an attempt to benefit BR unfairly at the expense of Unit holders, that the market value and intrinsic value of the Units was and is materially in excess of $4.48 per Unit and that the purchase price is not the result of arm's length negotiations, (ii) defendants' announcement of the proposed Merger fails to adequately disclose, inter alia, whether defendants obtained a fairness opinion from an independent investment bank and that allegedly the Partnership was on the verge of reporting sustained and significant profits and (iii) that Maxus and BR have breached and continue to breach their purported fiduciary duties as past and present controlling security holders of the Partnership, including that Maxus did not attempt to achieve the highest possible price for the Partnership. The complaint seeks, among other things, preliminary and permanent injunctive relief and unspecified damages. BR and the Company believe that the Action is wholly without merit and intend to defend it vigorously.

Item 5.          Interest in Securities of the Issuer.

         (a)-(c) On April 26, 1994 the Company and BR acquired from Maxus 64,163,885 Units (consisting of 248,700 Depositary Units and 63,915,185 Units not currently evidenced by depositary receipts which would become Depositary Units upon deposit of such Units with the depositary and issuance of depositary receipts therefor) in a private transaction at a purchase price of $4.485 per Unit. The foregoing Units represent approximately 87% of the outstanding Units.

         (d) and (e)   Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         On April 26, 1994, the Company, Acquisition and Maxus entered into a unit purchase agreement (the "Unit Purchase Agreement"), pursuant to which the Company and Acquisition purchased all of the general and limited partnership interests of Maxus in the Partnership, including the Maxus Units, for $291,088,000. Pursuant to the Unit Purchase Agreement, Maxus made various representations and warranties to the Company and Acquisition regarding the financial condition, assets and liabilities of the Partnership and other matters, and agreed to indemnify the Company and Acquisition against breaches of its representations and warranties and agreements in the Unit Purchase Agreement and certain other matters.

         On April 28, 1994, the Company and the Partnership entered into the Merger Agreement, pursuant to which the Partnership will be merged with and into the Company and holders of Depositary Units will receive $4.485 per Unit in cash, without interest.

Item 7.          Material to be Filed as Exhibits.

Exhibit No.
- -----------

1. Unit Purchase Agreement dated April 26, 1994 among Maxus Energy Corporation, Maxus Offshore Exploration Company, Maxus
         Exploration Company, Meridian Offshore Company and Meridian Offshore Acquisition Company.

2. Agreement and Plan of Merger dated as of April 28, 1994 between Diamond Shamrock Offshore Partners Limited Partnership and Meridian Offshore Company.

                                  SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      MERIDIAN OFFSHORE COMPANY


                                      By:   /s/  L. David Hanower
                                          ___________________________________
                                          Title: Senior Vice President


May 6, 1994

                                  SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                      BURLINGTON RESOURCES INC.


                                      By:     /s/  L. David Hanower
                                          _________________________________
                                          Title:  Vice President, Law

May 6, 1994

                                  SCHEDULE I

            DIRECTORS AND EXECUTIVE OFFICERS OF BR AND THE COMPANY

        The following tables set forth the name, business address and present principal occupation or employment of the directors and executive officers of BR and the Company. Unless otherwise indicated, the business address of each individual listed below is 5051 Westheimer, Houston, Texas 77056. Each individual listed below is a citizen of the United States.

                               Directors of BR
                               ---------------

Name and Business Address           Present Principal Occupation or
- -------------------------           Employment (Principal Business)
                                    -------------------------------

John V. Byrne                       President of Oregon State University.
3520 Northwest Hayes
Corvallis, Oregon 97330

S. Parker Gilbert                   Retired.
Morgan Stanley Group, Inc.
1251 Avenue of the Americas
New York, New York 10020

James F. McDonald                   President and Chief Executive Officer
Scientific-Atlanta, Inc.            of Scientific-Atlanta, Inc. (telecom-
One Technology Pkwy South           munications).
Norcross, Georgia 30092

Thomas H. O'Leary                   Chairman of the Board, President and Chief
Burlington Resources Inc.           Executive Officer of BR.
999 Third Avenue
Suite 2810
Seattle, Washington 98104

Donald M. Roberts                   Vice Chairman and Treasurer, United
United States Trust Company         States Trust Company of New York.
  of New York
114 West 47th Street
New York, New York 10036

Walter Scott, Jr.                   Chairman and President of Peter Kiewit
Peter Kiewit Sons', Inc.            Sons', Inc. (construction, mining and
1000 Kiewit Plaza                   telecommunications).
Omaha, Nebraska 68131

William E. Wall                     Of Counsel, Siderius Lonergan (law).
2450 Westmont Way
Seattle, Washington 98199

                           Executive Officers of BR
                           ------------------------

Name and Business Address           Present Principal Occupation or
- -------------------------           Employment (Principal Business)
                                    -------------------------------

John E. Hagale                      Senior Vice President and Chief
                                    Financial Officer of BR; Executive
                                    Vice President and Chief Financial
                                    Officer of Meridian Oil Inc., a
                                    subsidiary of BR ("Meridian");
                                    Executive Vice President and Chief
                                    Financial Officer and Director of
                                    the Company.

Harold E. Haunschild                Vice President, Human Resources, of
                                    BR; Executive Vice President, Human
                                    Resources and Administration, of
                                    Meridian; Executive Vice President of
                                    the Company.

George E. Howison                   President and Chief Executive Officer
                                    of Meridian; President of the Company.

L. Edward Parker                    Executive Vice President, Marketing,
                                    of Meridian; Executive Vice President of the Company.

Gerald J. Schissler                 Senior Vice President, Law, of BR;
                                    Executive Vice President, Law and
                                    Corporate Affairs, of Meridian; Executive
                                    Vice President and Director of the Company.

Bobby S. Shackouls                  Executive Vice President and Chief
                                    Operating Officer of Meridian; Executive
                                    Vice President and Director of the Company.